Volaris Reports May 2022 Traffic Results:
12% YoY demand growth with an 88% Load Factor

Mexico City, Mexico, June 2, 2022 – Volaris (the “Company”) (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States, Central, and South America, reports its May 2022 preliminary traffic results.

In May 2022, Volaris’ capacity (measured in ASMs) increased 12.4% compared to May 2021, while demand (measured in RPMs) increased 12.3% compared to the same period; the result was a load factor of 87.8% (flat YoY). Volaris transported 2.5 million passengers during the month, a 17.5% increase compared to May 2021, as the Company increased its fleet from 87 aircraft in May 2021 to 110 aircraft in May 2022. Passenger demand (RPMs) in the domestic Mexican and international markets increased 15.6% and 4.1%, respectively, compared to May 2021. Year-to-date, Volaris’ demand (measured in RPMs) increased 41.2% YoY, with a load factor expansion of 3.2 pp, to 84.6%.

Commenting on May 2022 traffic figures, Volaris’ President and CEO Enrique Beltranena said: “Demand remained strong in May, and Volaris demonstrated its ability to gradually pass through rising fuel prices. We continue growing with sustained traffic volume and improving TRASM.”

Last month Volaris announced a point-to-point network plan to offer approximately one million seats per month out of the three airports in Mexico City’s metropolitan area, namely Mexico City International Airport (AICM), Felipe Ángeles International Airport (AIFA), and Toluca International Airport (TLC). Volaris will open ten additional routes out of AIFA (Acapulco, Guadalajara, Huatulco, La Paz, Mérida, Mexicali, Oaxaca, Puerto Vallarta, Puerto Escondido and Los Cabos) and will resume operations in TLC with six new routes (Tijuana, Puerto Vallarta, Cancún, Guadalajara, Los Cabos and Huatulco).

In regard to the Company’s network plans for Mexico City, Mr. Beltranena said, “Mexico City’s Metropolitan area has a potential market of 30 million passengers spread across a large geographic area. By diversifying our operations to all three Mexico City area airports, our passengers will be able to travel to the nearest airport, reducing time, distance, and costs.” Mr. Beltranena added that, “A key benefit of our plan to offer one million seats to Mexico City area passengers is that Volaris will retain its strong market position, while expanding in TLC and AIFA. Further, we will reinforce operations in Puebla and Queretaro, all airports in the metropolitan area. We are excited about our growth opportunities in central Mexico.”

	May 2022	May 2021	Variance	YTD May 2022	YTD May 2021	Variance
RPMs (million, scheduled & charter)
Domestic	1,759	1,522	15.6%	8,458	6,200	36.4%
International	638	613	4.1%	3,078	1,968	56.4%
Total	2,397	2,134	12.3%	11,536	8,168	41.2%
ASMs (million, scheduled & charter)
Domestic	1,933	1,677	15.3%	9,653	7,416	30.2%
International	798	754	5.8%	3,988	2,619	52.3%
Total	2,731	2,431	12.4%	13,641	10,034	35.9%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	91.0%	90.8%	0.2 pp	87.6%	83.6%	4.0 pp
International	80.0%	81.2%	(1.3) pp	77.2%	75.2%	2.0 pp
Total	87.8%	87.8%	0.0 pp	84.6%	81.4%	3.2 pp
Passengers (thousand, scheduled & charter)
Domestic	2,080	1,712	21.5%	9,893	6,914	43.1%
International	453	445	1.9%	2,204	1,426	54.6%
Total	2,533	2,157	17.5%	12,097	8,340	45.0%

Economic Jet Fuel Price (USD per gallon, preliminary)
Average	4.40	2.12	107.5%	3.63	1.99	82.4%

The information included in this report has not been audited, and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 208, and its fleet from 4 to 110 aircraft. Volaris offers more than 510 daily flight segments on routes that connect 44 cities in Mexico and 28 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, and Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit www.volaris.com.

Investor Relations Contact

Félix Martínez / Naara Cortés Gallardo / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com